
sembcorp



Co Regn No: 199802418D

Rule 12g3-2(b) File No. 825109

29 January 2010

Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.







Dear Sirs

**Sembcorp Industries Ltd**
**Rule 12g3-2(b) file No. 825109**

The enclosed are the announcements submitted to the Singapore Exchange Securities Trading Limited being furnished to the Securities and Exchange Commission (the "SEC") on behalf of Sembcorp Industries Ltd (the "Company") pursuant to the exemption from the Securities Exchange Act of 1934 (the "Act") afforded by Rule 12g3-2(b) thereunder.

This information is being furnished under paragraph (1) of Rule 12g3-2(b) with the understanding that such information and documents will not be deemed to be "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Act and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Company is subject to the Act.

Yours faithfully

Kwong Sook May
Company Secretary

Encs

C:jesstan/SgxnetAnn/SECltr

**SEMBCORP INDUSTRIES LTD**
**(Registration No: 199802418D)**

Pursuant to Rule 704 (26) of the Listing Manual of the Singapore Exchange Securities Trading Limited, Sembcorp Industries Ltd wishes to announce the following details on the use of treasury shares:-

| | | | |
|---|---|---|---|
| a) | Date of the sale, transfer, cancellation and/or use: | 29 January 2010 | |
| b) | Purpose of such sale, transfer, cancellation and/or use: | Executives' Shares Option Plan | |
| c) | Number of treasury shares sold, transferred, cancelled and/or used: | 196,250 | |
| d) | Number of treasury shares before and after such sale, transfer, cancellation and/or use: | Before change | 5,023,674 |
| | | After change | 4,827,424 |
| e) | Percentage of the number of treasury shares against the total number of shares outstanding in a class that is listed before and after such sale, transfer, cancellation and/or use: | Before change | 0.28% |
| | | After change | 0.27% |
| f) | Value of the treasury shares if they are used for a sale or transfer, or cancelled: | S$813,565.36 | |

Kwong Sook May
Company Secretary

January 29, 2010



**PRESS RELEASE**

**Sembcorp Industries Ltd**
CO REGN NO 199802418D
30 Hill Street #05-04
Singapore 179360
Tel (65) 6723 3113
Fax (65) 6822 3254
www.sembcorp.com

## SEMBCORP SIGNS JOINT VENTURE AGREEMENT TO EXPAND WATER BUSINESS INTO SOUTHERN CHINA

**QINZHOU, January 27, 2010** – Sembcorp's wholly-owned utilities business has entered a joint venture agreement to provide wastewater treatment services to industrial customers in the Qinzhou Economic Development Zone (QEDZ), Guangxi Province, China.

With this, the QEDZ is set to become Sembcorp's first beachhead in southern China. Sembcorp currently has energy and water operations in the Yangtze River Delta - in Shanghai, Nanjing and Zhangjiagang - as well as in the northern and northeast cities of Tianjin and Shenyang.

Sembcorp will hold an 80% stake in the joint venture, Qinzhou Sembcorp Water Co., which will invest a total of RMB 62 million (approximately S$12.6 million) to build, own and operate a wastewater treatment plant in the QEDZ, with an initial capacity of 15,000 cubic metres per day. The remaining 20% stake in the joint venture will be held by Guangxi Qinzhou Linhai Industrial Investment Co. (QLIC), which is wholly owned by the QEDZ Administrative Committee. Expected to commence operations in the second quarter of 2011, the facility will serve industrial and municipal customers in the QEDZ, and is expected to be expanded in tandem with customer demand.

Under the agreement, the joint venture will have 50 years' concession rights to provide wastewater treatment and reclaimed water to customers in the QEDZ. The concession area covers an area of roughly 67 square kilometres.

The joint venture agreement was signed by Dr Jeffrey Chen, CEO of Sembcorp's China operations（陈明信博士，胜科中国区首席执行官） and Mr Xu Lifeng, Chairman & General Manager of QLIC (徐立锋先生，广西钦州临海工业投资有限责任公司董事长兼总经理）.

The formation of this joint venture is not expected to have a material impact on the earnings per share and net tangible assets per share of Sembcorp Industries for the current financial year.



- END -

For media enquiries please contact:

Ng Lay San (Ms)
Vice President
Group Corporate Relations
DID: +65 6723 3150
Email: ng.laysan@sembcorp.com

Fock Siu Ling (Ms)
PR Counsel
Group Corporate Relations
DID: +65 6723 3152
Email: fock.siuling@sembcorp.com

**ABOUT SEMBCORP INDUSTRIES**

Sembcorp Industries is a leading utilities and marine group. With facilities with over 3,800 megawatts of installed power capacity and over 4 million cubic metres of water under management per day, Sembcorp is a trusted provider of essential energy and water solutions to customers in Singapore, China, Vietnam, the United Kingdom and the Middle East. In addition, it is a world leader in marine & offshore engineering, as well as an established developer of integrated industrial townships in Asia.

Sembcorp Industries has total assets of over S$9 billion and employs just under 7,000 employees. Listed on the main board of the Singapore Exchange, it is a component stock of the Straits Times Index and several MSCI indices.

***Note to Editors:***

*Following a company rebrand, please refer to the company as "Sembcorp" (with "S" in upper case and "c" in lower case), or "Sembcorp Industries" in full. Please also note that "Sembcorp" is not an abbreviation of "Sembawang Corporation" but a brand name in itself, and it is therefore incorrect to refer to our company as "Sembawang", "Sembawang Corporation" or similar.*

**ABOUT QINZHOU ECONOMIC DEVELOPMENT ZONE**

Qinzhou Economic Development Zone (QEDZ) is located in Qinzhou City in China's Guangxi Province. Qinzhou City is 120 kilometres from Nanning City and 760 kilometres from Guangxi City. It is around 100 kilometres to Nanning airport, the main airport in Guangxi. China's Central Government has earmarked Qinzhou City to be developed into an important petrochemical hub in southern China. Currently, 19 companies operate in the QEDZ, and additional investments expected to open on the site in 2010 include a 10 million tonnes per annum PetroChina oil refinery. The further development of a downstream petrochemical industry on the site is expected to follow.

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| **Notification of Results Release** * Financial Statement And Related Announcement |
|---|
| * Asterisks denote mandatory information |

| | |
|---|---|
| Name of Announcer * | SEMBCORP INDUSTRIES LTD |
| Company Registration No. | 199802418D |
| Announcement submitted on behalf of | SEMBCORP INDUSTRIES LTD |
| Announcement is submitted with respect to * | SEMBCORP INDUSTRIES LTD |
| Announcement is submitted by * | Kwong Sook May |
| Designation * | Company Secretary |
| Date & Time of Broadcast | 25-Jan-2010 17:32:49 |
| Announcement No. | 00078 |

| **>> Announcement Details** |
|---|
| The details of the announcement start here ... |

| | |
|---|---|
| For the Financial Period Ended * | 31-12-2009 |

| | |
|---|---|
| Description | DATE OF RELEASE FOR SEMBCORP INDUSTRIES' FULL YEAR 2009 FINANCIAL RESULTS<br><br>Singapore, January 25, 2010 – Sembcorp Industries wishes to announce that the Full Year 2009 financial results will be released on Thursday, February 25, 2010 after trading hours.<br><br>The Notice will be updated should there be any amendments.<br><br>For further information, please contact:<br><br>Ms Ng Lay San<br>Vice President<br>Group Corporate Relations<br>DID : +65 6723 3150<br>Email : ng.laysan@sembcorp.com |

| | |
|---|---|
| **Attachments** | Total size = **0K**<br>(2048K size limit recommended) |

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**SEMBCORP INDUSTRIES LTD**
**(Registration No: 199802418D)**

Pursuant to Rule 704 (26) of the Listing Manual of the Singapore Exchange Securities Trading Limited, Sembcorp Industries Ltd wishes to announce the following details on the use of treasury shares:-

| | | | |
|---|---|---|---|
| a) | Date of the sale, transfer, cancellation and/or use: | 22 January 2010 | |
| b) | Purpose of such sale, transfer, cancellation and/or use: | Executives' Shares Option Plan | |
| c) | Number of treasury shares sold, transferred, cancelled and/or used: | 18,000 | |
| d) | Number of treasury shares before and after such sale, transfer, cancellation and/or use: | Before change | 5,041,674 |
| | | After change | 5,023,674 |
| e) | Percentage of the number of treasury shares against the total number of shares outstanding in a class that is listed before and after such sale, transfer, cancellation and/or use: | Before change | 0.28% |
| | | After change | 0.28% |
| f) | Value of the treasury shares if they are used for a sale or transfer, or cancelled: | S$ 74,620.01 | |

Kwong Sook May
Company Secretary

January 22, 2010

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REPORT OF PERSONS OCCUPYING MANAGERIAL POSITIONS WHO ARE RELATED TO A DIRECTOR, CEO OR SUBSTANTIAL SHAREHOLDER

** Asterisks denote mandatory information*

| | |
|---|---|
| Name of Announcer * | SEMBCORP INDUSTRIES LTD |
| Company Registration No. | 199802418D |
| Announcement submitted on behalf of | SEMBCORP INDUSTRIES LTD |
| Announcement is submitted with respect to * | SEMBCORP INDUSTRIES LTD |
| Announcement is submitted by * | Kwong Sook May |
| Designation * | Company Secretary |
| Date & Time of Broadcast | 21-Jan-2010 17:34:05 |
| Announcement No. | 00087 |

>> ANNOUNCEMENT DETAILS

*The details of the announcement start here ...*

| | |
|---|---|
| For the Financial Year Ended * | 31-12-2009 |

| | |
|---|---|
| Footnotes | Notification Pursuant to Rule 704(11) of the Listing Manual<br><br>Pursuant to Rule 704 (11) of the Listing Manual of the Singapore Exchange Securities Trading Limited, the Company confirms that, to the best of its knowledge, belief and information, none of the persons occupying managerial positions in the Company or any of its principal subsidiaries is a relative of a director or the chief executive officer or substantial shareholder of the Company. |
| Attachments | Total size = **0**<br>(2048K size limit recommended) |

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